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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 11)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2001, as amended by Amendment No. 1 thereto filed with the SEC on August 15, 2001, Amendment No. 2 thereto filed with the SEC on August 17, 2001, Amendment No. 3 thereto filed with the SEC on August 30, 2001, Amendment No. 4 thereto filed with the SEC on September 14, 2001, Amendment No. 5 thereto filed with the SEC on September 28, 2001, Amendment No. 6 thereto filed with the SEC on October 12, 2001, Amendment No. 7 thereto filed with the SEC on October 26, 2001, Amendment No. 8 thereto filed with the SEC on November 9, 2001, Amendment No. 9 thereto filed with the SEC on November 26, 2001 and Amendment No. 10 thereto filed with the SEC on December 10, 2001 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

    "On December 21, 2001, Zebra and Fargo issued a joint press release announcing the extension by Zebra of the expiration date of the Offer until 5:00 p.m., New York City time, on Wednesday, January 9, 2002, unless the Offer is further extended. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Monday, December 24, 2001. The full text of the press release issued in connection therewith is attached as Exhibit 99(a)(17) hereto and is incorporated herein by reference in its entirety. All references in the Schedule 14D-9 to 'December 24, 2001' as the expiration date of the Offer are hereby amended and restated to refer to 'January 9, 2002."'

Item 9.  Exhibits

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(17)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued December 21, 2001 (incorporated by reference to Exhibit 99.1(a)(5)(K) of Amendment No. 11 to the Schedule TO)

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.,

By:	/s/ PAUL STEPHENSON
Paul Stephenson Vice President and Chief Financial Officer

Dated: December 21, 2001

FARGO ELECTRONICS, INC.

AMENDMENT NO. 11 TO SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(17)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued December 21, 2001	Incorporated by reference to Exhibit 99.1(a)(5)(K) of Amendment No. 11 to the Schedule TO

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  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE